September 15, 2006

Richard L. Fried
Direct Dial 212-806-6047
Direct Fax 212-806-9047
RFried@stroock.com

Sara D. Kalin, Esq.
Branch Chief-Legal
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549

Re:	College Loan LLC Amendment No. 1 to Registration Statement on form S-3 File No. 333-136003

Dear Ms. Kalin:

We are in receipt of your letter dated August 22, 2006 (the "Comment Letter"), setting forth the comments of the staff regarding the above-referenced registration statement (the "Registration Statement"). College Loan LLC (the "Depositor") has filed today Amendment No. 1 to the Registration Statement (the "Amendment") which is responsive to the Comment Letter. Additional responses to the Comment Letter are set forth herein. For ease of reference, the numbered responses set forth below correspond to the numbered comments in the attached copy of the Comment Letter. The page references set forth in the responses correspond to the similarly numbered pages in the marked version of the Amendment. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Amendment.

General

1.     The Depositor confirms that it or any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving student loans, the asset class covered by the Registration Statement. College Loan Corporation (CIK 0001215751), College Loan Corporation Trust 2005-2 (CIK 0001339829) and College Loan Corporation Trust I (CIK 0001172104) are the only affiliates of the Depositor that have offered student loan asset-backed notes in the past twelve months.

2.     The Depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus or will be filed simultaneously with or prior to the final prospectus.

3.     The Depositor confirms that it will file unqualified legal and tax opinions at the time of each takedown.

4.     The Depositor confirms that the base prospectus includes all assets, credit enhancements and all other structural features reasonably contemplated to be included in an actual takedown.

5.     On September 5, 2006, a representative of the Depositor spoke with Mr. Tom Sanders at the SEC, who confirmed that the Depositor's SIC code will be changed to 6189 and that this change will be reflected shortly on the SEC's public website.

6.     Page numbers have been added to the EDGARized version of the Amendment as requested.

7.     The Depositor confirms that it is aware of and will comply with its reporting responsibilities under the Exchange Act, including the requirement that subsequent issuances by a master trust may renew Exchange Act reporting requirements if they have previously been suspended.

8.     The prospectus supplement and base prospectus have been revised to clearly disclose that an issuing entity may be a master trust or a discrete trust. Representative language has been added to the prospectus supplement indicating the type of additional disclosure the Depositor will use if the issuing entity is a master trust.

9.     The Depositor confirms that neither it nor any affiliate of the Depositor will control any remarketing of securities.

10.     The Registration Statement has been revised to ensure that proper Regulation AB terminology has been used. In particular, the terms "trust" and "trust estate" have been changed to "issuing entity" where appropriate.

Prospectus Supplement

Cover Page

11.     The cover page of the prospectus supplement has been revised to include the distribution information required by Item 1102(g) of Regulation AB.

Summary

12.     Bracketed text has been added on page S-3 as requested.

13.     Language has been added on pages S-18 through S-21 of the prospectus supplement under the heading "Description of the Issuing Entity – Flow of Funds" containing the information required by Item 1113(e) of Regulation AB that will be included if the issuing entity is a master trust. Comparable language also is contained on pages S-70 through S-77.

Interest Rate Cap Derivative Agreement

14.     Language has been added on page S-82 of the prospectus supplement providing that if a derivative agreement is used, all applicable information required by Item 1115 of Regulation AB will be contained in the prospectus supplement. Page S-22 of the summary section of the prospectus supplement has been revised to provide bracketed language indicating that if an insurance policy as a form of credit enhancement is used, all applicable information required by Item 1114 of Regulation AB will be contained in the prospectus supplement.

Counterparties

15.     The disclaimer referred to in paragraph 15 of the Comment Letter has been revised as requested. A Similar disclaimer was deleted from page S-88 in the prospectus supplement.

We trust that the foregoing, along with the Amendment, is responsive to the comments of the staff set forth in the Comment Letter. If you have any questions or comments regarding the responses set forth herein or in the Amendment, please call the undersigned at (212) 806-6047.

Thank you for your assistance.

Sincerely,

/s/ Richard L. Fried

Richard L. Fried